UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2026

Commission File No. 000-55032

Kelso Technologies Inc.

(Translation of registrant's name into English)

305 - 1979 Old Okanagan Hwy, West Kelowna, British Columbia V4A 3A4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

NOTE:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

SUBMITTED HEREWITH

99.1	Kelso 2026-Q2 Interim Financial Statements
99.2	Kelso 2026-Q2 Management's Discussion and Analysis
99.3	Kelso 2026-Q2 Financials Summary news release
99.4	Kelso CEO certificate 52-109F2
99.5	Kelso CFO certificate 52-109F2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KELSO TECHNOLOGIES INC.

/s/ Jesse Crews
Jesse Crews
Chief Executive Officer

Date:  July 27, 2026